

# SILVERSTONE CORPORATION BERHAD (41515-D)

(Formerly known as Angkasa Marketing Berhad)

A Member of The Lion Group



05005128


RECEIVED
2005 JAN -4 P 3:11
OFFICE OF INTERNATIONAL CORPORATE FINANCE

17 December 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

SUPPL

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Silverstone Corporation Berhad

We enclose herewith a copy of the General Announcement dated 16 December 2004, Re: Silverstone Corporation Berhad ("SCB") - Debt and Corporate Restructuring Exercise of SCB and its subsidiaries (1) Proposed variation to: (1.1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; (1.2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; (2) Proposed variation to the calculataion for penalty interest; and (3) Proposed waiver of early payment of redemption/repayment amount of RM4.78 million due on 31 December 2005 for filing pursuant to exemption No. 82-3319 granted to Silverstone Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any queries.

Yours faithfully
SILVERSTONE CORPORATION BERHAD

PROCESSED
JAN 12 2005
THOMSON FINANCIAL



WONG PHOOI LIN
Secretary



cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286


Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Fax: (603) 21623448



Form Version 2.0

# General Announcement

Ownership transfer to SILVERSTONE CORPORATION/EDMS/KLSE on 16-12-2004 06:41:11 PM
Reference No SC-041216-A940F

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : SILVERSTONE CORPORATION BERHAD
* Stock name : SILSTON
* Stock code : 5061
* Contact person : WONG PHOOI LIN
* Designation : SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

**SILVERSTONE CORPORATION BERHAD ("SCB")**

**DEBT AND CORPORATE RESTRUCTURING EXERCISE OF SCB AND ITS SUBSIDIARIES**

**1. PROPOSED VARIATION TO:**

**1.1 REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS");**

**1.2 REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS");**

**2. PROPOSED VARIATION TO THE CALCULATION FOR PENALTY INTEREST; AND**

**3. PROPOSED WAIVER OF EARLY PAYMENT OF REDEMPTION/REPAYMENT AMOUNT OF RM4.78 MILLION DUE ON 31 DECEMBER 2005**

* **Contents :-**

Reference is made to the announcement by SCB on 23 November 2004 regarding the issuance of notices of meetings dated 22 November 2004 to the holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders") to seek, amongst others, the approval of the relevant Bondholders and relevant SPV Debt Holders to:

1. vary the redemption/repayment date for the Bonds/SPV Debts on 31 December 2004 ("Proposed Variation to Redemption/Repayment Date");

2. vary the calculation for the penalty interest ("Proposed Variation to the Calculation for Penalty Interest"); and

3. waive the early payment of redemption/repayment amounting to RM4.78 million due on 31 December 2005 ("Proposed Waiver of Early Payment")

(the Proposed Variation to Redemption/Repayment Date, the Proposed Variation to the Calculation for Penalty

SILVERSTONE CORPORATION BERHAD (41515-D)

Secretary 16 DEC 2004

Interest and the Proposed Waiver of Early Payment shall collectively be referred to as the "Proposed Variation").

The Board of Directors of SCB wishes to announce that at the meetings of the Bondholders and SPV Debt Holders held earlier today, all the resolutions tabled thereat in relation to the Proposed Variation were duly passed. SCB has also obtained the approval of Bank Negara Malaysia for the Proposed Variation.

The outstanding approval for the Proposed Variation is that of the Securities Commission.

**Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:**

SILVERSTONE CORPORATION BERHAD (41515-D)



.............................................................

*Secretary*

16 DEC 2004